                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                 Morgan Stanley Russia and New Europe Fund, Inc
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities

                                    616911103
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                                 (CUSIP Number)

                                  William Marle
              c/o City of London Investment Management Company Ltd
                  10 Eastcheap, London EC3M 1AJ, United Kingdom
                                +44 171 711 0771
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   (Name, Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                                 June 30, 1997
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             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

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-------------------                                            -----------------
CUSIP NO. 616911103              SCHEDULE 13D                  Page 2 of 5 Pages

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE INVESTABLE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                           (b) [ ]

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS*
        OO

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                            [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE, USA

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                   7.  SOLE VOTING POWER
                       224,400

     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY        0
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           224,400
       WITH
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       0

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        224,400

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*        [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.49%

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14.     TYPE OF REPORTING PERSON*
        IC
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
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                              SCHEDULE 13D                   Page 3 of 5 Pages

ITEM 1.            SECURITY AND ISSUER.

           (a)     Name of Issuer:

                   Morgan Stanley Russia and New Europe Fund, Inc

           (b)     Address of Issuer's Principal Executive Offices:

                   1221 Avenue of the Americas,
                   New York,
                   New York, 10020

           (c)     Class of Securities

                   Common Stock

ITEM 2.            IDENTITY AND BACKGROUND.

           (a)     Names of Person Filing:

                   The Investable Emerging Markets Country Fund

           (b)     Address of Principal Business Office

                   10 Eastcheap
                   London EC3M IAJ
                   England

           (c)     Principal Occupation or Employment

                   Investment Fund

           (d)     Details of Criminal Convictions Within Past Five Years

                   None

           (e)     Details of Civil Proceedings Within Past Five Years Where
                   Judgement Was Against Person Filing

                   None

           (f)     Citizenship:

                   Delaware, USA

                              SCHEDULE 13D                   Page 4 of 5 Pages

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Invested Capital

ITEM 4.            PURPOSE OF TRANSACTION.

                   Investment

           (a)     Plans/Proposals to Acquire Additional Securities/Disposal of
                   Securities

                   None

           (b)     Planned/Proposed Extraordinary Corporate Transaction Involving
                   Issuer or its Subsidiaries.

                   None

           (c) Planned/Proposed Material Sale/Transfer of Assets of Issuer or its Subsidiaries.

                   None

           (d) Planned/Proposed Change to the Board or Management of the Issuer

                   None

           (e)     Planned/Proposed Material Change to the Capitalization/
                   Dividend Policy of the Issuer

                   None

Item 4     (f)     Planned/Proposed Material Change to the Issuer's Business or
                   Corporate Structure

                   None

           (g)     Planned/Proposed Changes in the Issuer's Charter, Bylaws, or
                   Instruments That May Impede the Acquisition of Control of the
                   Issuer by Any Person

                   None

           (h) Plans/Proposals to Cause a Class of Security of the Issuer to be Delisted

                   None

           (i)     Plans/Proposals to Cause a Class of Equity to Become Eligible
                   For Termination of Registration Pursuant to Section 12(g)(4).

                   None

           (j)     Plans/Proposals Similar to Any of the Above.

                              SCHEDULE 13D                   Page 5 of 5 Pages

                   None

ITEM 5.            INTERESTS IN SECURITIES OF THE ISSUER

           (a)    (i)  Aggregate number of securities               COMMON STOCK
                                                                    ------------
                       beneficially Owned:                          224,400

                  (ii) Percentage of Class:                         PERCENTAGE
                                                                    ------------
                                                                    4.49

           (b)    Number of shares as to which such person has:

                 (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:     COMMON STOCK
                                                                    ------------
                                                                    224,400

                 (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  0

                 (iii) SOLE POWER TO DISPOSE OR
                       TO DIRECT THE DISPOSITION OF:                COMMON STOCK
                                                                    ------------
                                                                    224,400

                 (iv)  SHARED POWER TO DISPOSE OR
                       TO DIRECT THE DISPOSITION OF:                0

                 (v)   INFORMATION REQUIRED IN ITEM 2 FOR
                       PERSONS WHERE POWER IS  SHARED:              N/A

           (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (sec.240.13d-191), whichever is less by the persons named in paragraph (a).

                 who effected transaction: The Investable Emerging Market
                 Country  Fund

        TRANSACTION        NO. OF     PRICE PER    TRANSACTION TYPE     WHERE AND HOW
           DATE          SECURITIES   SECURITY                            TRANSACTED

         06 June 97        12,500         27.5           Sell            Market Sale
         10 June 97         9,000        27.71           Sell            Market Sale
         11 June 97        12,500       27.875           Sell            Market Sale
         20 June 97        55,000      29.6622           Sell            Market Sale
         30 June 97        33,800       30.882           Sell            Market Sale

         (d)     Third party rights regarding dividends.

                 None

         (e)     Date ceased to be beneficial owner of more than five percent.

                 30 June 97

ITEM 6:          COntracts, Arrangements, Understandings or Relationships With Respect to
                 Securities of the Issuer

                 None

ITEM 7:          material to be Filed as Exhibits

                 None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 5th February, 1998


/s/ D F Allison
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Name: D.F. Allison
Title: Company Secretary